Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Royal Standard Minerals Inc. (“Royal Standard”)
50 Richmond Street East
Suite 101
Toronto, Ontario M5C 1N7

ITEM 2	Date of Material Change

December 6, 2011

ITEM 3	News Release

A news release disclosing the material change was issued on December 7, 2011 through the facilities of CNW Group.

ITEM 4	Summary of Material Change

The Company announced that Mr. Roland Larsen has stepped down as President and Chief Executive Officer of Royal Standard and Mr. Philip Gross, a director of the Company, has been appointed Interim President and Chief Executive Officer

ITEM 5	Full Description of Material Change

Please refer to the news release attached as Schedule “A” for a full description of the material change.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Philip Gross, President and Interim Chief Financial Officer
Tel: 775 487 2454

ITEM 9	Date of Report

December 8, 2011

Schedule “A”

ROYAL STANDARD MINERALS INC.

CUSIP #780919106	OTCBB: RYSMF

NEWS RELEASE

December 7, 2011

Royal Standard Announces Change in Management

Toronto, Ontario - December 7, 2011 - Royal Standard Minerals Inc. (OTCBB:RYSMF) (the “Company” or “Royal Standard”) announced today that Mr. Roland Larsen has stepped down as President and Chief Executive Officer of Royal Standard.  The Company expresses its appreciation to Mr. Larsen for all his efforts in managing the Company through its early stages of development.

Mr. Philip Gross, a director of the Company, has been appointed Interim President and Chief Executive Officer of Royal Standard, effective December 6, 2011.  Mr. Gross commented “the board of directors of the Company is looking forward to providing the Company’s shareholders with a comprehensive update on a number of key operational and other matters through its public disclosure materials and to addressing the shareholders at the Company’s next Annual General Meeting, scheduled for January 11, 2012.”

Royal Standard will continue to upgrade its management and technical team in the upcoming months.

For more information contact Kimberly Ann, Corporate Communications Director at (530) 414-4400.

About Royal Standard

Royal Standard Minerals Inc. is a mineral exploration and mine development company with multiple high quality gold projects in Nevada.  The company’s flagship Goldwedge mine is located southeast of the Round Mountain gold mine in central Nevada.  Royal Standard’s portfolio of gold exploration projects includes Fondaway Canyon, Piñon and Dixie Comstock.  The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development.  These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements.  Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials.  Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.